03011527

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2003 WASH. DC 163 PROCESSING SECTION

SEC FILE NUMBER
8-24050

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2002** (MM/DD/YY) AND ENDING **December 31, 2002** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Agricole Indosuez Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Third Avenue, 8th Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nat Minucci **(646) 658 - 2509**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CRÉDIT AGRICOLE INDOSUEZ SECURITIES, INC.

OATH OR AFFIRMATION

I, Nat Minucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Credit Agricole Indosuez Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Nat Minucci
Nat Minucci
Chief Financial Officer

Carol Di Natale
Notary Public

CAROL DI NATALE
NOTARY PUBLIC State of New York
No. 4806539
Qualified in Putnam County
Commission Expires Jan 31, 2007

666 Third Avenue, 8th Floor New York, NY 10017
Tel: (646) 658 2500 Fax: (646) 658 2505

STATEMENT OF FINANCIAL CONDITION

Credit Agricole Indosuez Securities, Inc.

December 31, 2002
with Report of Independent Auditors

Credit Agricole Indosuez Securities, Inc.

Statement of Financial Condition

December 31, 2002

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Public Accountants

To the Board of Directors and Stockholder of
Credit Agricole Indosuez Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Agricole Indosuez Securities, Inc. (a Delaware corporation and a wholly owned subsidiary of Indosuez North America Holdings, Inc.) as of December 31, 2002. This statement of financial condition is the responsibility of Credit Agricole Indosuez Securities, Inc. management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Agricole Indosuez Securities, Inc. at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 21, 2003

Credit Agricole Indosuez Securities, Inc.

Statement of Financial Condition

December 31, 2002

Assets	
Cash and cash equivalents	$ 44,507,511
Receivables:	
Due from brokers, dealers and clearing organizations	3,170,998
Due from customers	5,721
Receivables from Parent and affiliates	2,549,034
Securities owned, at market value	14,958,050
Furniture, fixtures, and equipment, at cost, less accumulated depreciation of $757,927	605,923
Other assets	170,797
Total assets	$ 65,968,034
Liabilities and stockholder's equity	
Liabilities:	
Payables:	
Due to brokers and dealers	$ 792,790
Due to customers	3,120,668
Accounts payable, accrued expenses and other liabilities	4,030,509
	7,943,967
Subordinated debt	40,000,000
Total liabilities	$ 47,943,967
Stockholder's equity	18,024,067
Total liabilities and stockholder's equity	$ 65,968,034

See notes to statement of financial condition.

Credit Agricole Indosuez Securities, Inc.

Notes to Statement of Financial Condition

December 31, 2002

1. Organization

Credit Agricole Indosuez Securities, Inc. (the "Company"), successor to Indosuez Capital Securities, is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the National Association of Securities Dealers, Inc. ("NASD"), and is registered with the Ontario Securities Commission. The Company is a wholly owned subsidiary of Indosuez North America Holdings, Inc. (the "Parent"), which itself is a wholly owned subsidiary of Credit Agricole Indosuez ("CAI"). CAI is a wholly owned subsidiary of Credit Agricole SA.

On January 1, 1999, Indosuez Capital Securities and Credit Agricole Securities, Inc. ("CASI"), both Delaware Corporations, entered into a merger agreement to form the Company. Effective January 1, 1999, the combined entity was renamed Credit Agricole Indosuez Securities, Inc. The Company currently has 1,000 authorized shares of common stock, without par value, of which two shares are issued and outstanding.

The Company markets foreign securities for United States ("U.S.") and foreign institutional customers, executing transactions through both foreign affiliates and other brokers and dealers. The Company executes transactions in U.S. securities on behalf of U.S. and foreign institutional customers on a fully disclosed basis through a registered U.S. broker-dealer.

2. Significant Accounting Policies

Securities transactions and commissions are recorded on a trade date basis. Securities owned are stated at book value plus accrued interest which approximates market value.

Depreciation of furniture, fixtures and equipment is provided on a straight-line basis over three to seven years.

Amounts due to and from affiliates, brokers and dealers representing unsettled securities transactions are denominated in foreign currencies and have been translated at year-end foreign exchange rates. Commissions receivable denominated in foreign currencies have been translated at year-end exchange rates.

2. Significant Accounting Policies (continued)

Cash and cash equivalents are defined as cash and short-term, highly liquid investments with a maturity of three months or less when purchased.

The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition. In the opinion of management, any differences between these estimates and actual results will not be material to the financial position of the Company.

3. Related Party Transactions

During 1997, the Company entered into service agreements (the "Agreements") with its foreign affiliates (Credit Agricole Indosuez Cheuvreux and Indosuez W.I. Carr Securities Limited). Under the Agreements, for all services rendered by the Company to its affiliates, the Company will receive an annual agency facilitation fee at an agreed rate, based on trading volume. These fees are recorded as earned.

In 2002, the Company earned substantially all of its commission revenues from introducing customers to its foreign affiliates, which are responsible for executing and clearing transactions.

The Company was charged management and support service fees by the New York Branch of CAI for administrative and support services provided to the Company. CAI pays all employee compensation, benefits, rent, and occupancy expenses of the Company. The Company reimburses CAI for such expenses incurred on the basis of specific identification or allocation. The balance due to CAI as of December 31, 2002, is $79,865 and is included in accounts payable, accrued expenses and other liabilities on the statement of financial condition

Receivables from Parent and affiliates on the statement of financial condition consist primarily of commissions and income taxes receivable.

4. Due From Brokers, Dealers and Clearing Organizations, and Due to Brokers and Dealers

The components of due from brokers, dealers and clearing organizations and due to brokers and dealers as of December 31, 2002 are as follows:

Due from brokers, dealers and clearing organizations:	
Clearing broker receivable	$ 50,329
Securities failed to deliver	3,120,669
	$ 3,170,998
Due to brokers and dealers:	
Clearing broker payable	$ 787,069
Securities failed to receive	5,721
	$ 792,790

Due from brokers, dealers and clearing organizations of $3,120,669 and due to brokers and dealers of $746,011 are with affiliate foreign broker dealers.

5. Due From and Due to Customers

Due from and due to customers represent amounts receivable and payable on customer securities transactions in foreign markets.

6. Concentration of Credit Risk

In the normal course of business, the Company acts solely in an agency or riskless-principal capacity. The Company executes buy and sell orders principally for U.S. and foreign institutional customers through various foreign brokers and dealers on various foreign exchanges. In return for these services, the Company receives a commission. The foreign brokers and dealers are responsible for remitting commissions collected from the customers to the Company. The risk of loss associated with these transactions is dependent upon the customers and the foreign brokers and dealers fulfilling their obligations. The amount of the Company's loss is limited to the amounts receivable from customers and brokers and dealers recorded in the statement of financial condition.

7. Subordinated Debt

On December 31, 2002 , the Company entered into two subordinated loan agreements ("loans") with the Paris Branch of CAI. Each loan has a principal balance of $20,000,000 and bears interest at the London Interbank Offered Rate ("LIBOR") plus .25% per annum. The loans mature on December 31, 2005. An $8,000,000 loan with the New York Branch of CAI matured on November 30, 2002.

On December 31, 2002, the Company, with approval by the NASD, terminated two secured demand note collateral agreements ("notes") with the New York Branch of CAI. The two $20,000,000 notes were originally scheduled to mature on November 30, 2004. There was also an additional note for $1,000,000, which matured on November 30, 2002. Each note incurred interest of .25% per annum.

The subordinated borrowings are covered by agreements approved by the NASD and are, therefore, available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

8. Income Taxes

The Company accounts for income taxes in accordance with the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires that an asset and liability approach be applied in accounting for income taxes and that deferred tax assets and liabilities be adjusted currently using tax rates expected to be in effect when taxes are estimated to be paid or recovered.

The Company is part of a federal consolidated tax filing of the Parent. The Company files a combined New York State and New York City tax filing with certain other U.S. affiliates.

9. Commitments and Contingencies

The Company is involved in certain disputes arising in the normal course of business operations. Although the outcome of claims, litigation and disputes cannot be predicted with certainty, in the opinion of management, based on facts known at this time, the resolution of such matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company. As these matters continue to proceed to ultimate resolution, it is reasonably possible the Company's estimation of the effect of such matters could change within the next year.

10. Employee Benefit Plans

The Company participates in a defined benefit pension plan sponsored by CAI covering substantially all of its full-time employees. The plan provides pension benefits that are computed on the basis of annual compensation, as defined in the plan. CAI's funding policy is to meet the minimum funding required by applicable regulations. The projected benefit obligations and the net assets available for benefits applicable to the Company are not available, since the Company's employees participate in the pension plan of CAI.

The Company also participates in a 401 (k) savings plan sponsored by CAI covering substantially all full-time employees. Under the provisions of Internal Revenue Service Code Subsection 401(k), employees are entitled to contribute voluntary, tax-deductible contributions within specified limits. The Company matches employee contributions at 100% up to a maximum of 3% of an employee's base pay. Further, the Company matches employee contributions at 50%, from 4% up to a maximum of 9% of an employee's base pay.

11. Net Capital and Other Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Company has elected to use the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined. At December 31, 2002, the Company's net capital under the Rule was $54,672,287 which exceeded the minimum requirement of $250,000 by $54,422,287.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) for all domestic transactions cleared through another broker-dealer on a fully disclosed basis and under paragraph (k)(2)(i) for all foreign transactions cleared on a delivery versus payment/receipt versus payment basis. The Company maintains a special reserve bank account for the exclusive benefit of customers in accordance with the exemptive provisions under paragraph (k)(2)(i).

12. Securities Owned

Securities owned consist of investment grade short-term commercial paper of $14,958,050.

13. Fair Value of Financial Instruments

Financial instruments not carried at market value are short-term in nature or bear market interest rates. Accordingly, their carrying value approximates fair market value.